Exhibit 99.4

LIGHTINTHEBOX HOLDING CO., LTD.

(the “Company”)

P R O X Y

I/We                                                                                            of                                                                                                                 , the holder of                                        ordinary shares1 in the Company, hereby appoint the Chairman of the Annual General Meeting2 or                                                  of                                                  as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on the 29th day of June 2016, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

PROPOSAL	FOR	AGAINST	ABSTAIN
AS ORDINARY RESOLUTIONS
To re-elect the following director nominees to serve on the board of directors of the Company.
Mr. Zhentao WANG
Mr. Xiongping YU
Mr. Zhi YAN
Dr. Gang YU
Mr. Xiaoping (Bob) XU

Dated                                , 2016                                  Signature(s)4;

1                   Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case if the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof.